SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                COMSTOCK BANCORP
                                (Name of Issuer)


                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)


                                   205667 10 8
                                 (CUSIP Number)


                                Robert N. Barone
                              c/o Comstock Bancorp
                                 6275 Neil Road
                               Reno, Nevada 89511
                                 (702) 824-7100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 1997
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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CUSIP No. 205667 10 8                13D                Page  2   of   5   Pages
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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Robert N. Barone
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
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   NUMBER OF SHARES     7         SOLE VOTING POWER
 BENEFICIALLY OWNED BY                          358,818
 EACH REPORTING PERSON
         WITH
                        --------------------------------------------------------
                        8         SHARED VOTING POWER
                                                  --
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                358,818
                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                  --
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            358,818
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.7%
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14       TYPE OF REPORTING PERSON
           IN
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
                                  Schedule 13D

                                Comstock Bancorp


         This Statement on Schedule 13D (this "Statement") is filed by Robert N. Barone.

Item     1.       Security and Issuer.

                           This Statement relates to the common stock, par value
                  $.01 per share ("Common Stock"), of Comstock Bancorp (the "Company"). The address of the principal executive offices of the Company is 6275 Neil Road, Reno, Nevada 89511.

Item     2.       Identity and Background.

                           (a).  This  Statement  is being  filed by  Robert  N.
                  Barone.

                           (b), (c) and (f). Mr. Barone's  principal  occupation
                  is Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company and its wholly-owned subsidiary, Comstock Bank, and his business address is 6275 Neil Road, Reno, Nevada 89511. Mr. Barone is a citizen of the United States of America.

                           (d) and (e).  During the past five years,  Mr. Barone
                  has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item     3.       Source and Amount of Funds or Other Consideration.

                           The Common Stock was not  acquired by  purchase,  but
                  pursuant to the Plan of Reorganization described under Item 4.

Item     4.       Purpose of Transaction.

                           Robert N. Barone  acquired his shares of Common Stock
                  in connection with an Agreement and Plan of Reorganization (the "Plan of Reorganization") dated as of February 26, 1997 between the Company and Comstock Bank, a Nevada corporation (the "Bank"), pursuant to which each outstanding share of common stock, par value $.50 per share, of the Bank was exchanged for two shares of Common Stock and the Bank became a wholly-owned subsidiary of the Company. The Plan of Reorganization became effective June 16, 1997. Mr. Barone holds his shares of Common Stock for investment purposes.

                           Mr.  Barone has no present  plans or proposals  which
                  relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item     5.       Interest in Securities of the Issuer.

                           (a). Robert N. Barone is the beneficial owner of 358,818 shares (7.7% of the outstanding shares) of Common Stock, which includes (i) 128,368 shares of Common Stock held by The Barone Family 1988 Trust, of which Mr. Barone is a Trustee, and (ii) 239,450 shares of Common Stock subject to currently exercisable stock options. The number of shares of Common Stock beneficially owned by Mr. Barone and the percentage of outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 4,421,668 shares of Common Stock outstanding at June 30, 1997, as reported in the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission July 23, 1997.

                           (b). Mr. Barone has the sole power to (i) vote or direct the voting of, and (ii) dispose or direct the disposition of the 358,818 shares of Common Stock beneficially owned by him.

                           (c). There have been no transactions  with respect to
                  shares of Common Stock effected by Mr. Barone in the past 60 days.

                           (d).  Not applicable.

                           (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to Securities of the Issuer.

                           None.

Item     7.       Exhibits.

                           None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1997                                /s/ Robert N. Barone
                                                     --------------------
                                                     ROBERT N. BARONE